UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.

(Name of Subject Company)

TradeStation Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P 10 5

(CUSIP Number of Class of Securities)

Marc J. Stone

General Counsel, Vice President of

Corporate Development and Secretary

TradeStation Group, Inc.

8050 SW 10th Street, Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq.

Bilzin Sumberg Baena Price & Axelrod LLP

1450 Brickell Avenue, 23rd Floor

Miami, Florida 33131

(305) 374-7593

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 27, 2011, TradeStation Group, Inc. issued the following press release:

For Immediate Release

TradeStation Reports 2011 First Quarter Financial Results

Plantation FL, April 27, 2011 – TradeStation Group, Inc. (NASDAQ GS: TRAD) today reported 2011 first quarter net revenues of $32.1 million, net income of $996,000, and earnings per share (diluted) of 3 cents, compared to 2010 first quarter net revenues of $32.1 million, net income of $2.7 million, and earnings per share (diluted) of 7 cents.

The primary reasons for the year-over-year difference in net income were (1) $1.3 million higher net interest income in the 2011 first quarter, offset by $1.3 million lower unrealized gains on marketable securities, and (2) $2.7 million higher total expenses in the 2011 first quarter, including a $968,000 increase in depreciation and amortization (attributable mainly to two software technology acquisitions and capital expenditures for hardware made by the company during 2010), an $860,000 increase in marketing expenses, a $500,000 increase in employee compensation and benefits (attributable mainly to increased stock-based compensation expense and higher non-officer employee cash compensation, partially offset by lower employee benefits and severance pay), and a $326,000 increase in data centers and communications.

TradeStation Reports DARTs and Record Total Accounts

For the 2011 first quarter, TradeStation experienced the following year-over-year daily trading results with respect to equities, futures and forex accounts:

	Q1 11	Q1 10	% Increase
Daily Average Revenue Trades	85,611	80,192	7%

The company also published today, in a separate announcement, its DARTs, Total Client Assets, Average Equities Client Credit Balances and Average Equities Client Margin Balances for the month of March 2011.

TradeStation had a record 47,853 brokerage accounts at March 31, 2011, a 2% increase from March 31, 2010 and a 1% increase from December 31, 2010. The 2011 first quarter is the 38th consecutive quarter TradeStation has increased its net brokerage accounts since the 2001 launch of the TradeStation trading platform.

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TradeStation’s Average Client Trades 452 Times per Year and Has an Average Account Balance of $75,500 for Equities and $23,000 for Futures

TradeStation’s brokerage client account metrics are among the best in the industry. TradeStation brokerage clients generated the following client account metrics in the 2011 first quarter:

Client Trading Activity
Annualized average revenue per account	$2,551
Annualized trades per account	452

Client Account Assets
Average assets per account (Equities)	$75,500
Average assets per account (Futures)	$23,000

Company to be Acquired by Monex Group

The company announced, the evening of April 20, 2011, that it entered into a definitive agreement pursuant to which Monex Group, Inc., a Japanese online brokerage firm, will acquire all the outstanding common stock of TradeStation for $9.75 per share, or approximately $411 million in aggregate, through a cash tender offer followed by a merger, subject to holders of a majority of TradeStation’s outstanding shares of common stock (on a fully diluted basis) tendering their shares, obtaining required regulatory approvals, and satisfying other customary closing conditions. Pursuant to that definitive agreement, the tender offer is to commence by May 10, 2011 and, once commenced, is to be concluded twenty (20) business days from that date, or June 7, 2011, subject to a majority of shares being tendered, the required regulatory approvals being obtained, and the other customary closing conditions being satisfied by such date. The closing of the tender offer is expected to be followed promptly by a statutory merger, i.e., one that does not require shareholder approval.

Company Provides 2011 Second Quarter Business Outlook

TradeStation today also published its 2011 Second Quarter Business Outlook.

The company’s 2011 Second Quarter Business Outlook estimated ranges are as follows:

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2011 SECOND QUARTER BUSINESS OUTLOOK

(In Millions, Except Per Share Data)

Second Quarter 2011
REVENUES	$34.0 to $36.0
EARNINGS PER SHARE (Diluted)	$0.02 to $0.03

The company’s 2011 second quarter estimated ranges are based on numerous assumptions, including: basing the ranges on average daily revenue per account for each asset class (equities, futures, forex) at approximately the same level as average daily revenue per account over the 12-month period ended December 31, 2010 (the period used and the formula and criteria applied often vary with each Business Outlook based upon management’s judgment each period concerning the best assumptions to use); estimated legal, accounting and similar or other fees of $1 million relating to the Monex transaction; certain levels of revenue growth from forex (based on the recent launch of a new forex offering), prime services (mostly securities lending) and Eurex trading, and from the success of a recently-launched marketing campaign; U.S. Treasury Bill and Treasury Note yields the company receives remaining constant at current levels; no unrealized gain or loss on TradeStation Securities’ investment in the CBOE Holdings, Inc. or its U.S. Treasury portfolio; anticipated growth, attrition and trading activity of active trader equities, futures and forex accounts (for forex accounts, from the new offering), and the proportions in trading activity among those asset classes (each of which have different profit margin structures); the timing of expenses relating to the company’s growth initiatives as compared to the timing of anticipated benefits from those initiatives; and numerous other assumptions concerning the company’s business and industry, market conditions, and various decisions, acts or failures to act both within and outside of the company’s control. All assumptions, expectations and beliefs relating to the 2011 Second Quarter Business Outlook are forward-looking in nature and actual results may differ materially from those estimated, including, but not limited to, as a result of, or as indicated by, the issues, uncertainties and risk factors set forth and referenced above and below. In particular, to the extent our above-described growth initiatives do not produce the expected results, market volatility and/or market volumes move to significantly higher or lower levels, net account growth increases, slows or decreases, the U.S. Treasury Bill and/or Treasury Note rates of interest are different than what has been assumed, and/or economic or financial market conditions persist or worsen, or improve sooner or to a higher degree than expected, or the company is subject to material mark-to-market adjustments (up or down) on its investment in CBOE Holdings or its U.S. treasury securities holdings, the results estimated in the 2011 Second Quarter Business Outlook will likely be materially different than actual results.

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Conference Call/Webcast

At 11:00, a.m., Eastern Time, today, members of TradeStation Group senior management will conduct an analyst conference call to discuss the company’s 2011 first quarter results, its 2011 Second Quarter Business Outlook and its recent announcement concerning the acquisition of the company by Monex. All company shareholders and the public are invited to listen. The telephone conference will be broadcast live via the Internet at www.TradeStation.com. The live webcast will be accompanied by slides of graphs and charts. A rebroadcast of the call will be accessible for approximately 90 days.

About TradeStation Group, Inc.

TradeStation Group, Inc. (NASDAQ GS: TRAD), through its brokerage subsidiaries, offers the TradeStation platform to the active trader and certain institutional trader markets. TradeStation is an electronic trading platform that offers state-of-the-art electronic order placement and execution and enables clients to scan the markets and design, test, optimize, monitor and automate their own custom Equities, Options, Futures and Forex trading strategies.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, DTCC, OCC & NFA) is a self-clearing, licensed securities broker-dealer and a registered futures commission merchant, and also a member of numerous major exchanges. Its TradeStation Prime Services division, based in New York, seeks to provide prime brokerage services, including securities lending, to small and mid-sized hedge funds and other firms. TradeStation Forex, Inc. (Member NFA) is a Retail Foreign Exchange Dealer (RFED) which offers foreign currency (forex) accounts under what is commonly referred to as the “agency broker model.” The London-based subsidiary, TradeStation Europe Limited, an FSA-authorized brokerage firm, introduces UK and other European accounts to TradeStation Securities and TradeStation Forex. TradeStation’s technology subsidiary, TradeStation Technologies, Inc., develops and offers strategy trading software tools and subscription services and owns TradeStation’s intellectual property.

Forward-Looking Statements – Issues, Uncertainties and Risk Factors Concerning the Company’s 2011 Second Quarter Business Outlook

The 2011 Second Quarter Business Outlook contained in this press release constitutes and includes forward-looking statements, and today’s earnings conference call (with respect to such 2011 Second Quarter Business Outlook and related matters) will include forward-looking statements, that are and will be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this press release, or the conference call, the words “anticipate(s),” “anticipated,” “anticipation,” “assume(s),” “assumption(s),” “become(s),” “belief(s),” “believe(s),” “believed,” “could,” “designed,” “estimate,” “estimates,” “estimated,” “expect(s),” “expected,” “expectation(s),” “going forward,” “future,” “hopeful,” “hopefully,” “hope(s),” “intend(s),” “intended,” “look forward,” “may,” “might,” “opportunity,” “opportunities,” “outlook(s),” “pending,” “plan(s),” “planned,” “potential,” “scheduled,” “shall,” “should,” “think(s),” “to be,” “upcoming,” “well-positioned,” “will,” “wish,” “would,” and similar expressions, if and to the extent used, are intended to identify such forward-looking statements. Given the company’s definitive merger agreement with Monex, the tender offer statement to be filed by Monex, the solicitation/recommendation statement relating to the tender offer to be filed by the company, and the anticipated closing of the tender offer and merger no later than early in the 2011 third quarter, the company

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intends to make no forward-looking statements with respect to any period later than the 2011 second quarter, and any such forward-looking statements made in the conference call should be understood to relate to no future period beyond the 2011 second quarter. All such forward-looking statements are based largely on current expectations and beliefs concerning future events that are subject to substantial risks and uncertainties. Actual results may differ materially from the results herein suggested or suggested in the conference call. Factors that may cause or contribute to the various potential differences include, but are not limited to, the following:

•	the company’s ability (or lack thereof) to achieve net account growth (net account growth began substantially to slow in the 2009 third quarter);

•

negative or other significant changes in the condition of the securities and futures markets, and the financial markets and economy generally (which could cause the company to experience significantly lower revenues or net income than estimated), or unexpected positive changes (which could have the opposite effect);

•

the company not meeting its revenue or profit expectations to the extent such expectations are based on its new forex offering, growth in prime services (particularly securities lending) and Eurex trading revenues, and recently-implemented marketing efforts, as a result of unexpected mistakes, delays and/or costs, less-than-anticipated customer appeal or market interest, and/or other factors;

•

changes in the combined average volume of the major U.S. equities and futures exchanges and in market volatility, which tend to significantly affect customer trading volume at TradeStation (generally, lower market volatility and volume results in lower overall TradeStation brokerage account trading volume);

•	changes in U.S. Treasury Note and/or Treasury Bill rates of interest that are inconsistent with, or different from, the company’s assumption that there will be no changes in the 2011 second quarter;

•

technical difficulties, outages, errors or failures in the company’s electronic and software products, services and systems, or human or manual errors, relating to market data, order execution and trade processing and reporting, and other software or system, or human or manual, errors and failures, and the failure or inability of the company to address the underlying issues or causes relating to such problems, to adequately correct them and ensure they do not repeat;

•

mark-to-market gains or losses on marketable securities that impact the company’s financial results even though they do not affect the company’s operations (for example, mark-to-market gains on marketable securities increased earnings per share by two cents in the 2010 first quarter and five cents in the 2010 second quarter, and mark-to-market losses decreased earnings per share by one cent in the 2010 third quarter);

•

business interruptions, slowdowns or failures affecting vendors or vendor services used by the company for clearance, settlement and back-office systems, whether caused by adverse economic conditions or other events, which could significantly interrupt, impair or injure the company’s core business operations;

•

the frequency and size of, and ability to collect, unsecured client account debits as a result of volatile market movements or unstable economic conditions, particularly in concentrated positions held in client accounts or as a result of other high-risk positions or circumstances;

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•

unauthorized intrusion and/or other criminal or fraudulent activity in customer accounts by persons who unlawfully or improperly access or use customer accounts (through deceit or otherwise) and then place orders or other transactions in, or deposit misappropriated funds in, or improperly withdraw funds from, those accounts;

•

the effect of changes in product mix (how much of customer trading volume is stocks versus equity options versus futures versus forex), which can affect the company’s revenues, net income and margins, even if overall volume remains the same;

•

the amount of unexpected legal, consultation and professional fees (including fees related to pending and future regulatory matters, lawsuits or other proceedings against the company, or relating to the transaction with Monex);

•	the general variability and unpredictability of operating results forecast on a quarterly basis; and

•

other items, events and unpredictable costs or revenue impact items or events that may occur, and other issues, risks and uncertainties indicated from time to time in the company’s filings with the Securities and Exchange Commission (“SEC”), including, but not limited to, the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and other SEC filings, and company press releases, conference calls and public presentations or statements.

Forward-Looking Statements Concerning the Transaction with Monex

This press release contains statements with respect to the acquisition of the company by Monex, and today’s analyst conference call (with respect to such acquisition by Monex and related matters) may include statements, that are forward-looking and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements, other than statements of historical fact, are statements that could be deemed forward-looking, including all statements and information regarding the intent, belief or current expectations of TradeStation and members of its senior management team concerning the transaction with Monex and related matters. All such forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by such forward-looking statements include:

•	uncertainties as to the timing of the tender offer;

•	uncertainties as to how many of TradeStation’s shareholders will tender their shares in the offer;

•	the possibility that competing offers will be made;

•

the possibility that various closing conditions for the transactions may not be satisfied or waived, including that a governmental or regulatory authority may prohibit, delay or refuse to grant approval for the consummation of the transactions;

•	the effects of disruption from the proposed transactions which make it more difficult to maintain relationships with employees, customers and/or other business relationships;

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•	other business effects, including the effects of industry, regulatory, economic and/or market conditions that are outside of Monex’s or TradeStation’s control;

•	unexpected transaction costs and actual or contingent liabilities; and

•

other risks and uncertainties discussed in documents filed by TradeStation with the SEC, including, but not limited to, its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, such Annual Report, as amended, on Form 10-K/A for the fiscal year ended December 31, 2010 containing Part III information (which TradeStation expects soon to file with the SEC), and the tender offer documents and solicitation/recommendation statement to be filed with the SEC in connection with the tender offer.

TradeStation undertakes no obligation to update any forward-looking statements relating either to its 2011 Second Quarter Business Outlook or the transaction with Monex as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors (Regarding the Tender Offer by Monex)

The tender offer for the outstanding shares of TradeStation’s common stock referred to in this press release has not yet commenced. This press release and today’s conference call are neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of TradeStation’s common stock will be made pursuant to an offer to purchase and related materials that Monex and its wholly-owned subsidiary (“Merger Sub”) expect to file with the SEC. At the time the offer is commenced, Merger Sub and Monex will file a tender offer statement on Schedule TO with the SEC, and TradeStation will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and TradeStation shareholders are strongly advised to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement when they become available, as they will contain important information that should be considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by TradeStation with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer. Investors and TradeStation shareholders may also obtain free copies of the documents filed by TradeStation with the SEC by contacting TradeStation’s Chief Financial Officer, David H. Fleischman, at 8050 SW 10th Street, Suite 4000, Plantation, FL 33324, telephone number 954-652-7000.

Contact

David H. Fleischman

Chief Financial Officer

TradeStation Group, Inc.

954-652-7000

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TRADESTATION GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended March 31,
	2011	2010
	(Unaudited)
REVENUES:
Brokerage commissions and fees	$27,123	$26,948
Interest income	3,576	2,293
Brokerage interest expense	—	—

Net interest income	3,576	2,293
Subscription fees and other	1,498	1,628
Gains (losses) on marketable securities, net	(51)	1,221

Net revenues	32,146	32,090

EXPENSES:
Employee compensation and benefits	11,694	11,194
Clearing and execution	7,258	7,184
Data centers and communications	3,828	3,502
Marketing	2,392	1,532
Professional services	751	697
Occupancy and equipment	802	752
Depreciation and amortization	1,918	950
Other	1,702	1,794

Total expenses	30,345	27,605

Income before income taxes	1,801	4,485
INCOME TAX PROVISION	805	1,811

Net income	$996	$2,674

EARNINGS PER SHARE:
Basic	$0.03	$0.07

Diluted	$0.03	$0.07

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	39,120	40,502

Diluted	39,536	40,940

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TRADESTATION GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2011	December 31, 2010
	(Unaudited)
ASSETS:

Cash and cash equivalents, including restricted cash of $478 at March 31, 2011 and December 31, 2010*	$56,416	$41,888
Cash and investments segregated in compliance with federal regulations	1,329,491	1,279,734
Marketable securities*	60,889	63,255
Receivables from brokers, dealers, clearing organizations and clearing agents	117,378	80,827
Receivables from brokerage customers, net	70,891	68,268
Property and equipment, net	17,229	17,974
Deferred income taxes, net	—	—
Deposits with clearing organizations	35,524	35,504
Other assets	7,064	5,716

Total assets	$1,694,882	$1,593,166

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES:
Payables to brokers, dealers and clearing organizations	$52,853	$27,770
Payables to brokerage customers	1,456,536	1,381,105
Accounts payable	1,913	3,767
Accrued expenses	7,511	6,967
Deferred income taxes, net	230	120

Total liabilities	1,519,043	1,419,729

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY	175,839	173,437

Total liabilities and shareholders' equity	$1,694,882	$1,593,166

*	Cash and cash equivalents as of March 31, 2011 include $11.7 million that was transferred on April 1, 2011 to cash and investments segregated in compliance with federal regulations. Marketable securities as of December 31, 2010 exclude $3.9 million that was transferred on January 3, 2011 from cash and investments segregated in compliance with federal regulations.

On April 27, 2011, TradeStation Group, Inc. conducted an earnings conference call. The following are a transcript of the call and a copy of the slides accompanying the call:

April 27, 2011. TradeStation Group, Inc.

Analyst Conference Call.

April 27, 2011, 11:00 a.m. ET.

866-774-1480 (US/Canada) — for chairperson only.

Chairperson: David Fleischman.

877-267-2310 (US/Canada) — for participants.

(404) 665-9563 (international).

Ask for TradeStation Group Conference Call.

OPERATOR: Good morning. My name is Sara and I’ll be your conference operator today. At this time I would like to welcome everyone to the TradeStation Group 2011 First Quarter Earnings Conference Call.

All lines have been placed on mute to prevent any background noise after the speaker remark there will be a question and answer session. If you would like to ask a question during this time simply press star and the number one on your telephone keypad. If you would like to withdraw your question press the pound key.

I would now like to turn the call over to Mr. David Fleischman, Chief Financial Officer for TradeStation Group, you may begin your conference.

MR. FLEISCHMAN: Thank you, Sara.

Good morning, and welcome to the TradeStation Group First Quarter 2011 Conference Call. Today’s conference call is being broadcast live over the Internet and will be archived for the next 90 days at www.TradeStation.com. We would like to thank all of our listeners, including shareholders, customers and analysts for joining us this morning.

My name is David Fleischman, Chief Financial Officer of TradeStation Group. Here with me today is Salomon Sredni, our Chairman of the Board and Chief Executive Officer.

By now you should have seen our financial results released this morning. If you have not, they are available at our company Web site, www.TradeStation.com, in the Investor Relations section. Also, if you are accessing this call through our Web site, please note that some of the prepared comments you are about to hear are accompanied by graphs and charts and we invite you to view them as you listen.

Before we start, I would like to emphasize that this conference call will include statements that are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. All forward-looking statements are based on current expectations and beliefs and actual results may differ materially from the results suggested in this conference call. Factors that may cause or contribute to such differences include those set forth in today’s earnings release, other press releases recently issued, and in the company’s filings with the Securities and Exchange Commission.

As we assume all of you listening to this call are aware, one week ago the company announced that it signed a definitive merger agreement with Monex Group, Inc., a Japanese online brokerage firm, pursuant to which Monex is to purchase 100% of TradeStation’s outstanding shares of common stock by way of a cash tender offer followed by a merger. Given the company’s definitive merger agreement with Monex, the tender offer statement to be filed by Monex, the solicitation/recommendation statement relating to the tender offer to be filed by the company, and the anticipated closing of the tender offer and merger no later than early in the 2011 third quarter, the company intends to make no forward-looking statements with respect to any period later than the 2011 second quarter and any such forward-looking statements made in this conference call should be understood to relate to no future period beyond the 2011 second quarter.

Please note that the company undertakes no obligation to update any information presented in this conference call, except as expressly required by law.

For the quarter ended March 31, 2011, TradeStation Group had net income of $996,000, or 3 cents per share. The company’s first quarter Business Outlook, published on February 11, 2011, estimated a range of Earnings Per Share of 1 to 3 cents.

TradeStation Group’s 2011 first quarter net income of $996,000, or 3 cents per share, compared to our 2010 first quarter net income of $2.7 million dollars, or 7 cents per share, and our 2010 fourth quarter net income of $770,000, or 2 cents per share.

When comparing our 2011 first quarter net income to our 2010 first quarter net income, we had higher interest income year-over-year, but this increase was offset by lower unrealized mark-to-market gains — $1.2 million of unrealized mark-to-market gains in the 2010 first quarter as compared to a $51,000 unrealized mark-to-market loss in the 2011 first quarter. We were also unfavorably impacted by higher total expenses in the 2011 first quarter.

During the 2011 first quarter, the average close of the VIX was 18.6, a decrease of 8% compared to the 20.2 VIX average during the 2010 first quarter. As compared to the 2010 fourth quarter VIX average of 19.3, the 2011 first quarter VIX average decreased by 4%. However, during the latter part of February and the first few weeks of March 2011, the VIX increased, and our customers’ trading also increased during that period.

Excluding all mark-to-market gains and losses, 2011 first quarter net revenues of $32.2 million increased by 4% when compared to 2010 first quarter net revenues of $30.9 million, and by 10% when compared to 2010 fourth quarter net revenues of $29.3 million. As compared to the 2010 first quarter, this variance was the result primarily of increased interest income. As compared to the 2010 fourth quarter, the increase was the result of increased brokerage commissions and fees of $2.2 million and increased net interest income of $820,000.

First quarter 2011 net interest income of $3.6 million compared to $2.3 million in the 2010 first quarter and $2.8 million in the 2010 fourth quarter. The year-over-year and sequential increases were due primarily to a higher yield on our treasury portfolio, our average customer’s equities account margin balances increasing by 44% and 12%, respectively, and increased interest income generated from our new TradeStation Prime securities lending business of $329,000 and $312,000, respectively.

During the 2011 first quarter, our customers’ equities account margin balances averaged approximately $69.2 million, a 44% increase compared to $48 million during the 2010 first quarter, and a 12% increase compared to the $61.6 million average margin balances during the 2010 fourth quarter. In preparing our 2011 second quarter Business Outlook that was published today, we assumed that average customers’ equities account margin balances will remain at the March 2011 average of approximately $75.0 million and that Treasury Bills and Notes maturing will be reinvested at current treasury yields based upon our assumption that the Federal Funds target and effective rates of interest will remain at their current levels throughout the 2011 second quarter.

During the 2011 first quarter, total expenses were $30.3 million compared to $27.6 million in the 2011 first quarter and $28.3 million in the 2010 fourth quarter. Compared to the 2010 first quarter, the increase was the result primarily of increased depreciation and amortization, marketing costs, employee compensation and benefits, and data center and communication costs.

For the 2011 first quarter, employee compensation and benefits was $11.7 million, an increase of $500,000 compared to $11.2 million in the 2010 first quarter. The variance was due primary to increased cost for stock compensation, commissions, bonus accrual and January 2011 merit increases for non-officer employees, partially offset by lower costs for employee benefits and severance. At March 31, 2011, the Company had 394 employees compared to 392 employees at December 31, 2010.

For the 2011 first quarter, clearing and execution of $7.3 million, 27% of brokerage commissions and fees, compared to 2010 first quarter clearing and execution of $7.2 million, also 27% of brokerage commissions and fees.

First quarter 2011 data centers and communications costs of $3.8 million were $326,000 higher than 2010 first quarter costs of $3.5 million. The variance was the result, primarily, of increased co-location costs related to the transition to our new data center in New Jersey and increased exchange fees, partially offset by reduced costs for circuits.

Marketing costs in the 2011 first quarter were $2.4 million, an increase of $860,000 compared to $1.5 million in the 2010 first quarter. The variance was due primarily to increased advertising costs.

Professional fees, occupancy and equipment and other costs were approximately the same as in the 2010 first quarter.

In the 2011 first quarter, depreciation and amortization costs were $1.9 million, an increase of $968,000 compared to $950,000 in the 2010 first quarter. The variance was the result primarily of increased depreciation as a result of purchasing additional hardware, specifically for our new data server farm and amortizing the costs of our two 2010 acquisitions — the Portfolio Maestro “Portfolio Testing” software technology from RINA Technologies and the “Grail” Walk Forward and Strategy Builder software technology from its inventor.

In this morning’s earnings release, we issued our Business Outlook for the 2011 second quarter. We are estimating for the 2011 second quarter that: Net revenues will range from $34.0 million to $36.0 million and earnings per share, which we expect to be impacted by approximately $1 million of estimated cost pertaining to legal, accounting and similar fees relating to the announced transaction with Monex, will range from 2 to 3 cents. Without those estimated transaction costs, the estimated 2011 second quarter earnings per share range would have been 3 cents to 5 cents. TradeStation’s 2011 second quarter DARTS through April 25th, 2011, were 77,995.

When preparing our current Business Outlook for the 2011 second quarter, we assumed, among other things, that accounts will average daily revenue per account, for each asset class, at approximately the same level they averaged during the twelve-month period ending December 31, 2010. We also assumed that account openings and trading volume will increase, in part, as a result of our new forex offering, growth in Eurex trading and prime services, and a recently-launched new marketing campaign. We also assumed that, during the 2011 second quarter, there will be no changes to the yield on Treasury Bills and Notes, that our average customers’ equities account margin balances will remain at the March 2011 average of approximately $75.0 million, and that there will be no unrealized mark-to-market gains or losses from our marketable securities. Variations in any of these, or other, assumptions will likely result in material differences to the estimated results in the Business Outlook.

That concludes my prepared remarks today concerning our 2011 first quarter financial statements and 2011 second quarter Business Outlook.

I will now turn the call over to Sal.

MR. SREDNI: Thank you, David. Good morning, everyone. As all of you I hope are aware and David just mentioned, last week we announced a definitive agreement with Monex Group, a Japanese online brokerage firm listed on the Tokyo Stock Exchange. Under the agreement, Monex will acquire all of the outstanding common stock of TradeStation for $9.75 a share, or approximately $411 million in aggregate, through a cash tender offer followed by a merger. Monex’s obligation to close the tender offer is subject to: Holders of a majority of TradeStation’s outstanding shares of common stock — on a fully diluted basis — tendering their shares, obtaining required regulatory approvals and the satisfaction of other customary closing conditions. The tender offer is to commence by May 10, 2011 and, once commenced is scheduled to be concluded 20 business days from that date, or about June 7, 2011, subject to the conditions I just described being satisfied by such date.

When the tender offer is complete, we expect it to be followed promptly by a statutory merger which does not require shareholder approval.

Our shareholders will receive $9.75 a share in cash for each outstanding share of TradeStation common stock they own, which represents a 39% premium to our share price 30 days before the announcement; and a 32% premium to our closing price the last full trading day before the announcement. This purchase price is 57 times the analyst consensus estimate for our 2011 earnings per share, 35 times our 2010 earnings per share, and 65 times our 2010 earnings per share adjusted to exclude the impact of unrealized mark-to-market gains and losses and certain tax refunds and benefits. The $9.75 price is also significantly higher than the stock’s 52-week high, prior to the announcement of $8.44. We believe this transaction delivers significant value to our shareholders, serves in their best interest and is fair from a financial point of view. The feedback we have seen so far from the analyst community tells us that there is general agreement with our judgment.

We are, as most of you know, now subject to several SEC rules and regulations that cover the type of information that we can provide you in this call. I know that many of you may have a lot of questions, but I ask you to please be patient. In the coming days and weeks additional documents will be to filed by Monex and/or TradeStation related to the transaction that will, among other things, further explain the process and other facts and circumstances that led to our agreement with Monex.

With that said, and subject to the limitations I just described, I will now open this call to you for questions. Operator.

OPERATOR: At this time, I would like to remind everyone in order to ask a question please press star and the number one on your telephone keypad.

And your first question comes from the line of Niemh Alexander from KBW. Your line is open.

NIEMH ALEXANDER: Hi, good morning. Thanks for taking my questions.

Sal, I know you just gave the — you’re kind of limited in what you can say, I guess, but, I don’t know that the SEC can kind of limit you to giving us a better background to, you know, how you came to how, why now, and, you know, were there other buyers engaged and involved in the sale process.

MR. SREDNI: I’ll take it. The — the SEC doesn’t limit what we can say, but what we’re doing is complying with all the requirements and we’ll be filing all this in writing within the next days or next weeks.

What I am prepared to tell you today, obviously, is — is I hope you read our 8-K and read our attachments to that and we’ll be filing, as I said, more. But I can tell you that it was a fair and competitive process and, as I said in my talk, I believe, and so does our board, that it’s in our shareholders’ best interest; and as I said, stay tuned for more details, they’ll come fairly soon.

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NIEMH ALEXANDER: Okay. That’s helpful. Thanks, Sal. So it was a competitive process. So were others involved.

MR. SREDNI: It was, yes.

NIEMH ALEXANDER: Okay. That’s helpful.

And then, you know, point out, can you help me just understand why you decided to sell here, you know, we’ve had — I know you’ve been through, you know, a few challenging years with rate flow and maybe another one ahead, but help me understand the timing.

MR. SREDNI: Well, that will all be laid out in what we file with the SEC; but, obviously, I think we’re delivering great value for our shareholders.

NIEMH ALEXANDER: Okay. Fair enough. Thanks.

And I guess if I can just go back to the fundamentals on the quarter and on the guidance; and thank you for that; and, David, if — if I look at, you know, just how DARTS are tracking now and I know industry-wide and all product volume seems to be down a lot, you know, post-Japan but and, you know, but just model out the current DARTS, you know, the revenue tracking like two to four, six million below your guidance and the activity level, is there some other factor coming into play here in the next quarter or is it the FX business or the prime brokerage starting to kick in maybe some additional revenue that we should be building in?

MR. FLEISCHMAN: Well, yes, Niemh, we added in, you know, some stuff for forex, we’ve added in stuff for Eurex, the prime services, you know, starting also, you know, and we’ll have to see how that goes as we go forward. But, yes, we have added that in.

MR. SREDNI: Just to make sure you heard that from David’s talk. We have used numbers, the trades per account are for the year-ended December 31st, 2010. So time will tell what happens with volatility here, May and June.

NIEMH ALEXANDER: Okay. That’s helpful. Thanks, Sal, for clarifying that one.

And just on the expenses, I think — and is it the only increase in expenses implied from the guidance is the one million related to the deal, or it looks like there might be some other expense increase as well.

MR. FLEISCHMAN: Well, it’s basically the $1 million, you know, from the deal that we put in there. And, you know, and then there’s some small increases in our marketing and advertising costs.

NIEMH ALEXANDER: Okay. In marketing and advertising. Okay. I’ll get back in the line. Thank you.

MR. FLEISCHMAN: Thank you.

MR. SREDNI: Thank you.

OPERATOR: Our next question comes from the line of Mike Adams, from Sandler O’Neill. Your line is open.

MIKE ADAMS: Good morning, Sal; good morning, David.

MR. FLEISCHMAN: Good morning, Mike.

MR. SREDNI: Good morning.

MIKE ADAMS: Just a couple of points here. I guess, you know, to follow up on, you know, Niemh’s question regarding the forex. I mean, do you mind giving us some commentary as to, you know, how things look for the first few weeks of operation?

MR. SREDNI: Yes, of course. So, obviously, it’s very early to report. We launched the product, I think, about two weeks ago. So it’s kind of early, I think it was April 8th. So that’s about two weeks.

So we’ve seen a little uptick in account openings and we’re happy with that. In general, trading has been consistent with what we saw in the first quarter; but, in general, as Niemh mentioned, trading has been down in April across the industry. So, from our perspective, too early to tell, but we’re happy with the products, clients seem very happy with the product and time will tell.

MIKE ADAMS: Okay. Great. And just to, you know, follow up on that again, you know, looking at the average broker-to-revenue per trade, correct me if I’m wrong, but won’t the, you know, the pick up of forex, isn’t it generally about the same as the, you know, the prior mix, like, will this impact the average commission at all?

MR. FLEISCHMAN: You know, it might. It really depends on the volume and the entire mix of, you know, between equities, futures and all the asset classes.

MIKE ADAMS: Gotcha. So I mean, you know, looking at the, you know, the average broker revenue portrayed by $5.80 in the first quarter I mean, you know, would we expect that to go up or down with that, you know, forex activity?

MR. FLEISCHMAN: Yeah. Again, it probably will stay around the same. But, again, you have to understand, really, it does depend on the activity of all the asset classes.

Also, remember, you know, for forex we have no service fees in there. So, you know, that will play a part and so on.

MIKE ADAMS: Gotcha. And then just one last one. Looking at the revenue guidance, you know, the midpoint sort of applies like $3 million lift versus the first quarter. You know, how much of that is just, you know, no longer pay anything out to gain on the forex?

MR. FLEISCHMAN: That has no impact.

MIKE ADAMS: It does not. So, I mean —

MR. FLEISCHMAN: Does not.

MIKE ADAMS: — what happens — where do the other payments appear on the income statement, then?

MR. FLEISCHMAN: I’m sorry?

MIKE ADAMS: Where do those payments for Gain that you’re —

MR. FLEISCHMAN: The model — the forex model, the old forex model, Mike, was that we got paid from Gain. We didn’t pay Gain. They paid us. As our customers traded.

MIKE ADAMS: That’s all. Thanks, guys.

MR. FLEISCHMAN: Okay.

OPERATOR: Again, if you would like to ask a question, please press star and number one on your telephone key pad.

And your next question comes from the line of Patrick O’Shaughnessy from Raymond James.

Your line is open.

PATRICK O’SHAUGHNESSY: Hey, good morning, guys.

MR. SREDNI: Good morning, Patrick.

MR. FLEISCHMAN: Good morning, Patrick

PATRICK O’SHAUGHNESSY: All right. So I’m going to try again and push you on the deal and I don’t know if you’re going to give any more color, but if there’s probably one investor complaint about the sale that you guys announced last week is that, you know, let’s say you hold on a couple years, rates bounce back, six months, goes up to two or three or four percent and your earnings power increases dramatically.

Can you kind of talk anymore about the thought process behind, you know, selling out today for a really nice premium versus maybe holding out for two or three or four years when earnings power might really bounce back?

MR. SREDNI: Well, I mean, clearly we believe that the price the buyer paid today is fair and takes into account that earnings power that comes back. I think that when you see the multiple we got, historically, and the multiple certainly going forward, I can tell you that it was a very fair process, a competitive process, as I mentioned, to Niemh, and I believe we got a great price for our shareholders that incorporates, obviously, the future of the company.

PATRICK O’SHAUGHNESSY: Okay. Fair enough.

And, then, David, going back to the forex, can you remind me about how the economics to you guys on the revenue side of the equation changed bringing that in-house.

So do you think you’re going to actually show increased DARTS because now that you have this capability pricing sounds like it should be more or less about the same, maybe fluctuate a little bit. Is that the right way to think about it?

MR. FLEISCHMAN: Yeah. Yes. I mean, I think that what will happen as we go forward, you know, we’re hoping that our DARTS will increase, you know, from the, you know, ‘cause hopefully we’ll have more forex accounts and they’ll be trading actively. And that will generate, you know, the commissions and fees, you know, that we’ve built into the model.

MR. SREDNI: On your first — on your first question, Gain paid us a certain amount per deal, in effect, that was sent through them. Under the new model, we basically are building our commission into the spreads. And in relative terms it will be pretty consistent.

PATRICK O’SHAUGHNESSY: Okay. Gotcha. Thank you very much.

OPERATOR: And there are no further questions in queue.

MR. FLEISCHMAN: Okay. Well, thank you.

There being no further questions, we would like to thank all of you for joining us this morning.

And, this concludes today’s conference call. You may now disconnect.

2011 First Quarter Earnings Announcement Live Conference Call April 27, 2011

TradeStation Group David H. Fleischman Chief Financial Officer, Vice President of Finance and Treasurer Salomon Sredni Chairman of the Board and Chief Executive Officer

TradeStation Group
Quarterly Statements of Income
In Thousands, Except for Per Share Amounts
Quarter
Ended Previous Quarter Prior Year Quarter
3/31/11 12/31/10 Variance 3/31/10 Variance
Revenues $     32,146 $      28,936 $     3,210 $      32,090 $            56
Expenses 30,345 28,297 2,048 27,605 2,740
Income Before Income Taxes 1,801 639 1,162 4,485 (2,684)
Income Tax (Benefit)Provision 805 (131) 936 1,811 (1,006)
Net Income $          996 $           770 $        226 $        2,674 $      (1,678)
Earnings Per Share (Diluted) $         0.03 $          0.02 $       0.01 $          0.07 $        (0.04)
Weighted Average Shares Outstanding
(Diluted) 39,536 39,523 40,940

$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$2,674
$996
Q1 2010
Q1 2011

TradeStation Group Quarterly Net Income In Thousands

30.00
25.00
20.00
15.00
10.00
5.00
0.00
20.15
26.39
24.28
19.32
18.61
Q1-10
Q2-10
Q3-10
Q4-10
Q1-11

TradeStation Group Average VIX by Quarter

$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$32,090
$26,948
$32,146
$27,123
Q1 2010
Q1 2011
Net Revenues
Brokerage Commissions & Fees

TradeStation Group Net Revenues and Brokerage Commissions and Fees In Thousands

TradeStation Group
Expenses
In Thousands
Quarter Ended
3/31/11
$      11,694
7,258
3,828
2,392
751
802
1,918
1,702
$     30,345
Employee compensation and benefits
Clearing and execution
Data centers and communications
Marketing
Professional services
Occupancy and equipment
Depreciation and amortization
Other
Total Expenses
Prior Year Quarter
3/31/10                    Fav(Unfav)
$      11,194
7,184
3,502
1,532
697
752
950
1,794
$      27,605
$          (500)
(74)
(326)
(860)
(54)
(50)
(968)
92
$       (2,740)

TradeStation Group
2011 Business Outlook
In Millions, Except Per Share Data
Estimates for the Business Outlook are based upon management's most current, realistic assumptions, and are subject to issues, uncertainties and risk factors, including those described in the company's April 27, 2011 earnings press release, its 2010 Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission, press releases and public presentations.
Second Quarter Outlook
$34.0  to  $36.0
$0.02  to  $0.03
Revenues
Earnings Per Share (Diluted)

TradeStation Group Salomon Sredni Chairman of the Board and Chief Executive Officer